February 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Kevin Kuhar
Lauren Hamill
Suzanne Hayes

Re:	Radiopharm Theranostics Ltd Draft Registration Statement on Form 20-F Filing date: December 16, 2022

Ladies and Gentlemen:

On behalf of Radiopharm Theranostics Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 13, 2023 with respect to the Company’s Draft Registration Statement on Form 20-F that was filed on December 16, 2022. The Company is concurrently publicly filing its Registration Statement on Form 20-F, which includes changes made in response to the Comments and certain other changes (the “Registration Statement”).

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form 20-F Submitted December 16, 2022

ITEM 3. KEY INFORMATION, page -

1.	Remove statements indicting that your product candidates are safe or effective, including statements that imply safety or efficacy, such as those describing your candidates or their mechanisms of action as “promising” or “very promising,” and referring to their “noteworthy performance” or “encouraging” data or results. Make similar revisions throughout your registration statement. Conclusions regarding the safety or efficacy of your drug candidates are solely within the authority of the FDA and comparable regulatory bodies. With respect to safety, we will not object to statements that your drug candidates were well-tolerated, if true, or that no serious adverse events deemed to be study related were reported. You may also present a balanced summary of the objective pre-clinical and clinical data, including whether clinical trials trial met primary and secondary endpoints without including your conclusions related to efficacy.

The Company respectfully advises that it has updated the disclosure throughout the Registration Statement in accordance with this Comment.

D. Risk Factors, page 1

2.	Please describe in an appropriate risk factor the risks related to your quorum requirements and voting on a show of hands. Additionally, expand the disclosure on pages 18, 58 and 65 to describe the distinction between poll voting and voting on a show of hands.

The Company respectfully advises that it has updated the disclosure on pages 18, 22, 58 and 65.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES, page -

3.	We note your statement that you develop your products and therapies in conjunction with a medical advisory board. If material, please include disclosure in an appropriate place that:

●	Describes the role or function of your medical advisory board; and

●	Describes the composition of such board.

The Company respectfully advises that it has updated the disclosure on page 51.

We have a limited operating history and a history of losses . . ., page 4

4.	Please revise the heading and narrative disclosure in this risk factor to expressly highlight the explanatory paragraph in the audit opinion raising substantial doubt about the Group’s ability to continue as a going concern. Also, disclose the potential effect it may have on your ability to raise additional funds through equity or debt financing.

The Company respectfully advises that it has updated the disclosure on page 4.

ADSs holders may not be entitled to a jury trial . . ., page 19

5.	We note that the deposit agreement to be filed as Exhibit 2.1 contains a jury trial waiver provision. Please augment your risk factor disclosure as follows:

●	Expressly disclose that this provision applies to any claim under the U.S. federal securities laws, as you have on page 86. Also revise the disclosure on page 86 to state that, by agreeing to such provision, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

●	Highlight the risk that the provision may limit access to information and lead to other imbalances of resources between the Company and shareholders, and that the provision may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

The Company respectfully advises that it has updated the disclosure on pages 19 and 86.

B. Business Overview

Strategy, page 24

6.	You state on page 24 that your clinical assets have the potential to be “First to Market” in specific indications or “Best in Class” compared to other molecules already in development. You also make references throughout to DUNP19 as a “first-in-class” small antibody and to RAD601’s potential to be a “first in class therapy,” and imply an expectation of regulatory approval when making statements such as the following on page 25: “Once we receive FDA approval for our drug candidates, we will be able to commercialize our drug candidates in the United States . . .” Given the development stage of your candidates and the length and uncertainty of the regulatory approval process, it is premature and speculative to state or imply that any of your products will ultimately be approved or become best-in-class or first-in-class. Please remove these statements.

The Company respectfully advises that it has updated the disclosure throughout the Registration Statement in accordance with this Comment.

7.	Your disclosure that the July 2021 exclusive license agreement with NanoMab Technologies included an agreement to pay upfront license fees of US$1,500,000 in cash and US$9,500,000 in ordinary shares appears inconsistent with the disclosure on page 67 indicating that the July 2021 agreement required an upfront payment of US$12.5 million. Please revise your disclosure accordingly.

The Company respectfully advises that it has updated the disclosure on page 23.

8.	On page 25, you state your belief that your product candidates may qualify for one or more FDA expedited review programs. In this regard:

●	In an appropriate place in your Business discussion, disclose which of your product candidates you believe may qualify for such programs and explain why.

●	Please balance your disclosure here and elsewhere as appropriate by clarifying that because your candidates are in early development, there can be no assurance that the FDA will approve any form of application for expedited review for any of your product candidates.

●	Affirmatively state that the FDA’s accelerated approval pathways do not guarantee an accelerated review by the FDA. Further, explain that even if a product candidate could be granted a designation or qualify for expedited development, it does not increase the likelihood that the product candidate will receive approval.

The Company respectfully advises that it has updated page 25 by deleting from the disclosure of its strategy that the Company intends to take advantage of expedited review programs.

Clinical Approach, page 25

9.	It appears that part of your business strategy is to perform preclinical studies and clinical trials in various countries to generate data to be used first to seek FDA approval in the United States before seeking approval in other jurisdictions.

●	For each of your product candidates, please disclose the location of completed, ongoing, and planned preclinical and clinical trials. Balance your discussion by clarifying that the clinical data discussed may not be accepted by the FDA or comparable foreign regulatory authorities and if so, may result in the need to conduct additional trials.

●	Make similar conforming changes to your risk factor disclosure in the fifth bullet point on page 4 to highlight that certain of your completed, ongoing, and planned clinical trials have been conducted outside the U.S.

The Company respectfully advises that it has updated the disclosure on pages 4, 31, 32, 33 and 34.

Market Opportunity, page 26

10.	Please balance your statement that the global market size your are targeting is US$6 billion by disclosing here that you do not have any products approved for commercial sale and discussing the regulatory steps you must take before receiving such approvals.

The Company respectfully advises that it has updated the disclosure on page 26.

RAD Clinical Development Pipeline, page 26

11.	With respect to your pipeline table on page 26:

●	Please revise to indicate what the information presented in the “Country” and “DX/TX” columns is intended to convey. Also, explain why there is no country indicated in the rows for RAD 601 and 602.

●	Revise to indicate the sponsor of the trials reflected for each candidate.

The Company respectfully advises that it has updated the table and the disclosure on page 26.

12.	Please explain the acronyms ODD and RPDD in the Notes to the pipeline table or in a footnote to the table.

The Company respectfully advises that it has updated the table and the disclosure on page 26.

Our Licensed Platform Technologies, page 28

13.	In numerous places throughout the Business section, you disclose the potential timing of planned Phase 1 clinical trials for certain preclinical candidates without addressing whether you have sought regulatory approval to commence such trials.

●	Please revise where appropriate to clarify if you have submitted an IND or foreign equivalent and if so, whether you have received approval from the FDA or a comparable foreign regulator for RAD202, RAD204, RAD501, RAD502, RAD601 and RAD602. If not, revise to state when you plan to do so.

●	Additionally, please revise your clinical trial descriptions to disclose the specific program/product candidate to be investigated in your planned trials. For example, you reference a planned Phase 1 trial of DUNP19 in osteosarcoma, but do not indicate whether the trial will involve RAD501, RAD502, or both.

The Company respectfully advises that it has updated the disclosure on pages 29 and 30.

14.	Please provide support for your claim that you have one of the deepest pipelines of radiopharmaceutical therapies or delete the claim from your registration statement.

The Company respectfully advises that it has deleted the table on page 28.

15.	Please explain the significance of the logos included at the bottom of the table on page 28. To the extent that you have entered into licensing or commercialization agreements with any of the parties represented by the logos, please ensure that the terms of the agreements are described and the agreements are filed as exhibits. If you believe the agreements are not required to be filed as exhibits, please provide an analysis supporting your conclusion. Additionally, in some instances the logos are illegible. Please ensure that the references are sufficiently clear so that they can be read.

The Company respectfully advises that it has deleted the table on page 28.

16.	Please revise your graphics on page 32 and any others throughout your filing to ensure that the text in each, including subscript or other notations, are clearly legible.

The Company respectfully advises that it has deleted the table on pages 32, 33 and 34.

17.	With respect to your description of Privalate on page 29, you have indicated that Privalate showed superior imaging performance in prostate and brain cancers and equally good performance in breast cancer models. Please refrain from indicating that technology that is not FDA approved is effective or superior to technologies that are approved. You may present objective result of clinical trials but such results should not be compared to alternative technologies unless head to head studies were conducted. With respect to your Privalate trials appearing on page 31 remove your statement that the F-FPIA has been shown to be safe and that it showed superior quality of imaging performance. If accurate, you may indicate that there were no participants that experienced serious adverse events along with an objective description of the results. If a statistical analysis was performed, disclose the p values.

The Company respectfully advises that it has updated the disclosure on pages 29 and 31.

Our Drug Candidates, page 31

18.	With respect to all completed clinical trials discussed in this section, please revise your disclosure to provide results in proper context for such results. For each completed clinical trial, please disclose the number of subjects participating in the trial, the primary and secondary end points, the results observed relative to the endpoints, and whether statistical significance was demonstrated, including supporting p-values. Additionally, disclose where the trials were conducted and any serious adverse events.

The Company respectfully advises that it has updated the disclosure on pages 31 and 32 regarding RAD101 and RAD201.

The Company respectfully advises that all the other clinical trials have not completed Phase I and, thus, there is no disclosure to be made pursuant to this Comment.

RAD203 (Nano-mAb PDL1 Non-small Cell Lung Diagnostic) and RAD204 (Nano-mAb PDL1 Non-small Cell Lung Cancer Therapeutic), page 32

19.	We note that you licensed RAD203 to Lantheus Molecular Imaging. Please clarify what rights you have retained in the product candidate.

The Company respectfully advises that it has updated the disclosure on page 32.

RAD501 and RAD502 (DUNP-19 Osteosarcoma), page 33

20.	Please revise to briefly describe the significance of having obtained Orphan Drug Designation and Pediatric Rare Disease Designation for DUNP19 in osteosarcoma.

The Company respectfully advises that it has updated the disclosure on page 34.

Competition, page 36

21.	It is unclear how the table on page 36 demonstrates competing products’ “associated pitfalls for patients.” Please remove this phrase from the narrative preceding the table or revise.

The Company respectfully advises that it has updated the disclosure on page 36.

Patent Portfolio, page 36

22.	Please revise the patent portfolio table on page 36 as follows:

●	Describe the type of patent protection granted for each product or technology (composition of matter, use, or process).

●	With respect to the final two rows of the table for DUNP19 and PTP, please revise the Details column to disclose the status of your patents as you have for patents related to your other clinical assets.

The Company respectfully advises that it has updated the table on page 36.

FDA Process, page 37

23.	Please expand your discussion to address how the pediatric drug approval process differs from the FDA approval process described.

The Company respectfully advises that it has updated the disclosure on page 37.

Manufacturing and Raw Materials, page 45

24.	Please revise to provide a description of the sources and availability of raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4 of Form 20-F.

The Company respectfully advises that it has updated the disclosure on page 45.

Operating and Financial Review and Prospects

Comparison of fiscal year ended June 30, 2022 to June 30, 2021, page 46

25.	Revise your tabular summary of results of operations to present income tax expense. Your current presentation implies that the various line items all sum to equal total comprehensive loss, which is not true as income tax expense is excluded.

The Company respectfully advises that it has updated the disclosure on page 46.

B. Liquidity and Capital Resources, page 48

26.	We note the disclosure of liabilities contingent on future events in respect of the various license agreements in Footnote 12 on page F-25. Please provide a discussion and analysis of any material events and uncertainties known to management regarding these contingent milestones that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Refer to Part I, Item 5 of Form 20-F and Instruction 7 to Item 5.

The Company respectfully advises that it has updated the disclosure on page 48.

Executive Compensation, page 53

27.	Please clarify the nature of the remuneration disclosed with respect to each individual in the “Other” column of the compensation table.

The Company respectfully advises that it has updated the disclosure on page 53.

ITEM 10. ADDITIONAL INFORMATION

C. Material Contracts, page 67

28.	With respect to the discussion of each of your license and sublicense agreements:

●	Please revise your description of the duration of each agreement by disclosing the expected expiry of the last-to-expire patent licensed under the agreements.

●	Revise to disclose the applicable royalty rate under each agreement. In the event a range is provided in place of the actual royalty rate, such range should be within ten percentage points.

●	Revise page 68 to include a summary description of any royalty payments and sublicensing fees under the license agreement with Diaprost and Fredax. In this regard, we note you disclose on page 23 that you have agreed to pay net sales-based royalty payments and sublicensing fees under that agreement, but do not discuss these payments and fees here.

Regarding the first bullet point, the Company respectfully advises that it has updated the disclosure on pages 67, 68 and 69.

Regarding the second bullet point, the Company respectfully advises that it has updated the disclosure on pages 67, 68 and 69.

Regarding the third bullet point, the Company respectfully advises that it has updated the disclosure on page 68.

29.	Throughout the Form 20-F, you refer to various agreements with related or third parties that you have not discussed as material contracts or included as exhibits, including the following:

●	Service Research Agreement with the Imperial College of London related to RAD102;

●	Outlicense agreement with Lantheus Molecular Imaging granting worldwide rights toRAD203 (excluding China);

●	Letter of intent with GenesisCare to conduct a Phase 1 trial using RAD204;

●	License agreement with the University of California Los Angeles Technology Development Group (UCLA-TOG) related to DUNP19;

●	Agreements relating to the formation of Radiopharm Ventures, LLC as a joint venture with the University of Texas MD Anderson Cancer Center, which you state will initially focus on developing at least four therapeutic products;

●	Agreement with Killinwata Investments Pty Ltd, controlled by Paul Hopper, providing for compensation for his services as Executive Chairman; and

●	Agreement with CFO Solution HQ Pty Ltd, controlled by Phillip Hains, providing for compensation for his services as Chief Financial Officer.

Please note that Item 10.C. requires you to provide a summary of each material contract. Item 19 requires you to include as exhibits any contract or license agreement upon which your business is substantially dependent and management contracts or compensatory plans in which your directors or members of your management participate.  Refer to Instructions as to Exhibits 4(b) and 4(c) of Form 20-F. Please revise your disclosure to describe the material terms of these agreements and file them pursuant to Item 19. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements. To the extent that any of these agreements are significant to an understanding of the development of the applicable product candidate, please provide sufficient detail to explain the nature of the agreement.

The Company respectfully advises that is has updated the disclosure on page 69 to describe the material terms of the “License agreement with the University of California Los Angeles Technology Development Group (UCLA-TOG) related to DUNP19”. This agreement has been filed as an exhibit.

The Company has also filed its agreements with CFO Solution HQ Pty Ltd and Kilinwata Investments Pty Ltd. The relevant disclosure for such agreements is included in Item 6B.

The Company respectfully advises that, as explained below, the other contracts mentioned in the agreements are not material.

●	Service Research Agreement with the Imperial College of London related to RAD102 - this contract is not material because the Company can find and rely on other third parties to conduct the project regulated under the agreement on similar terms.

●	Outlicense agreement with Lantheus Molecular Imaging granting worldwide rights to RAD203 (excluding China) – this contract is not material because the Company does not retain any material benefit, whether financial or non-financial, under this tripartite contract with NanoMab and Lantheus.

●	Letter of intent with GenesisCare to conduct a Phase 1 trial using RAD204 - this contract is not material because the Company can find and rely on other third parties to conduct the study regulated under the agreement on similar terms.

●	Agreements relating to the formation of Radiopharm Ventures, LLC as a joint venture with the University of Texas MD Anderson Cancer Center, which you state will initially focus on developing at least four therapeutic products – this contract is not material because three out of four molecules that are used to develop potential therapeutic products have not been patented yet and all the molecules are in a very preliminary stage.

In addition, the Company respectfully advises that it has reassessed the materiality of the agreements with Isotopia Molecular Imaging Ltd (“Isotopia”), Shine Technologies, LLC (“Shine”), NorthStar Medical Technologies, LLC (“Northstar”), TerraPower Isotopes, LLC (“Terrapower”). As the Company would be able to enter into substantially similar contracts with other independent third parties, the Company believes that the agreements with Isotopia, Shine, Northstar, Terrapower are not material to its business operations. The Company has removed disclosure from the 20-F Registration Statement regarding such agreements and has deleted the corresponding exhibits.

Item 12. Description of Securities Other than Equity Securities

D. American Depositary Shares, page 78

30.	Please discuss your procedures for transmitting notices, reports and proxy soliciting material to the holders of your American Depository Shares. For guidance, refer to Item 12.D.2(d) of Form 20-F.

The Company respectfully advises that such procedures are described on page 81 under the subheading “How do you vote?” and we do not believe any change to that disclosure is necessary.

Jurisdiction and Arbitration, page 86

31.	We note your disclosure that the Depositary Agreement to be filed as Exhibit 2.1 will contain an exclusive jurisdiction provision limiting claims arising from or in connection with the agreement to the state and federal courts in the city of New York. Further, the Depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration, although the arbitration provision will “not preclude [ADS holders] from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.” Please revise to provide or confirm additional detail regarding the jurisdiction and arbitration provisions as follows:

●	Please revise to disclose the extent to which the exclusive jurisdiction provision applies to Securities Act and Exchange Act claims.

●	Disclose whether purchasers of interests in a secondary transaction will be subject to the jurisdiction and arbitration provisions.

●	Include appropriate risk factor disclosure relating to the exclusive jurisdiction and arbitration provisions, including but not limited to, potentially increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also address any question as to the enforceability of the provisions.

●	Please confirm, if true, that the Deposit Agreement will clearly state that the exclusive jurisdiction provision does not apply to claims under the Securities Act or the Exchange Act, and will clearly state the extent to which the exclusive jurisdiction provision applies under both Acts, or tell us how you will inform future investors of the provisions’ limited applicability.

●	Please confirm, if true, that the deposit agreement will provide that no disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of the Deposit Agreement.

The Company respectfully advises that it has updated the disclosure on page 86 with respect to the first two bullet points.

The Company respectfully advises that it has updated the disclosure on page 20 with respect to the third bullet point.

Regarding the fourth bullet point, the Company respectfully advises that the exclusive jurisdiction provision under the Deposit Agreement also applies to claims under the Securities Act and the Exchange Act. The Company has updated the disclosure on page 86 to inform the holders of ADRs of the applicability of the exclusive jurisdiction provision contained in the Deposit Agreement to claims under the Securities Act and the Exchange Act.

Regarding the fifth bullet point, the Company respectfully confirms that no disclaimer of liability under the Securities Act or Exchange Act is intended by any provision of the Deposit Agreement.

Item 18 - Financial Statements, page 89

32.	Please disclose prominently on the face of these financial statements the currency in which amounts in the financial statements are stated. Refer to Regulation S-X Rule 3-20(b)(1).

The Company respectfully advises that it has updated the disclosure on page 89.

Consolidated Statements of Comprehensive Income/(Loss), page F-3

33.	Please present the basic and diluted loss per share to the nearest whole cent so as not to imply more precision than exists in this calculation.

The Company respectfully advises that it has updated the disclosure on page F-3.

Note 12 Contingent Liabilities, page F-25

34.	To the extent shares were issued as part of the license agreement, please revise this note to disclose the number of shares issued in each instance.

The Company respectfully advises that it has updated the disclosure on pages F-25 and F-27.

General

35.	We note your disclosure that you expect your ADSs to trade on the Nasdaq Global Market. Please tell us which listing standard you will rely on in your application for listing. We may have further comment.

The Company respectfully advises that it is seeking listing on the Nasdaq Capital Market tier (not the Nasdaq Global Market tier) via the Equity Standard.

*          *          *          *          *

Please feel free to contact me on +61 403 292 589 (in your late afternoon or early evening given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly
Andrew Reilly
Partner